UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

3D Systems Corporation
Full Name of Registrant

N/A
Former Name if Applicable

333 Three D Systems Circle
Address of Principal Executive Office (Street and Number)

Rock Hill, South Carolina 29730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 2, 2007, the Registrant filed its Form 10-Q for the quarterly period ended September 30, 2006.  That Form 10-Q contained restated financial information for the years ended December 31, 2005 and 2004, for each calendar quarter in 2005 and for the first two calendar quarters in 2006.  Subsequently, on February 9, 2007, the Registrant filed Forms 10-Q/A for the quarterly periods ended March 31, 2006 and June 30, 2006 in order to reflect the effects of the foregoing restatements on the financial periods covered by the Form 10-Qs originally filed with respect to those periods.

Due to the effort required to complete these restatements and the financial statements for the quarterly period ended September 30, 2006 that were included in that Form 10-Q as well as the Form 10-Q/As, the Registrant was not able to undertake the work necessary to close its financial records for the fourth quarter of 2006 or the year ended December 31, 2006, or to begin to prepare its Annual Report on Form 10-K for the year ended December 31, 2006, until the foregoing filings were completed.

For the same reasons, with respect to management’s assessment of internal control over financial reporting at December 31, 2006 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, while management has not yet completed such assessment, management expects to conclude, and to report in its Annual Report on Form 10-K for the year ended December 31, 2006, that its internal controls over financial reporting were ineffective at December 31, 2006 and that the material weaknesses previously reported in its Form 10-Q for the period ended September 30, 2006 continued to exist at December 31, 2006.  Additional information regarding these material weaknesses is set forth in Part I, Item 4, “Controls and Procedures,” of the Registrant’s Form 10-Q filed on February 2, 2007 with respect to the quarterly period ended September 30, 2006.

The results of the Registrant’s ongoing internal reviews and remediation of its control deficiencies, as well as the results of related investigations and confirmatory processes, are ongoing and could materially impact the information that will be included in the Annual Report on Form 10-K for the year ended December 31, 2006.  Therefore, at this time and as a result of all of the factors described above, the Registrant is unable to timely file its Annual Report on Form 10-K without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert M. Grace, Jr.	(803)	326-3900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On a restated basis for the year ended December 31, 2005, the Registrant reported consolidated revenue of $139.1 million, an $8.4 million operating profit, and $7.7 million, or $0.48 per share on a fully diluted basis, of net income available to the common stockholders.

As set forth in the Registrant’s Form 10-Q for the period ended September 30, 2006, for the first nine months of 2006, the Registrant reported $92.2 million of consolidated revenue, a 2.9% decline from the 2005 period as restated, a $20.4 million operating loss and a $24.7 million, or $1.48 per share, net loss available to the common stockholders.

	The Registrant expects to report a net loss available to the common stockholders for both the fourth quarter and the full-year ended December 31, 2006.

3D SYSTEMS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2007	By	/s/ Robert M. Grace, Jr.
Robert M. Grace, Jr.
Vice President, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).